[Letterhead of Esquire Communications Ltd.]


September 28, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:      Esquire Communications Ltd.
         Registration Statement on Form S-1 (Registration
         NO. 333-59461) (The "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Esquire Communications Ltd. (the "Company"), to withdraw the above-referenced Registration Statement which has been filed with the Securities and Exchange Commission (the "Commission") by the Company on July 20, 1998.

The Company has determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of its common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, Martin H. Neidell, Esq. of Stroock & Stroock & Lavan LLP at (212) 806-5836.

Very truly yours,

ESQUIRE COMMUNICATIONS LTD.

By: /s/ DAVID A. WHITE
   ----------------------
   Name:  David A. White
   Title: Chief Executive Officer

cc:      Martin H. Neidell